EXECUTIVE EMPLOYMENT AGREEMENT

THIS AGREEMENT made as of this the 21st day of December, 2005.

BETWEEN:

Mr. Alan Cash, an environmental treatment and management professional located at 5033 Seachase Street, San Diego, California, 92130.

(hereinafter referred to as the “Executive ”)

AND:

Sonic Environmental Solutions (USA), Inc., a company incorporated under the laws of California

(hereinafter referred to as the “Employer”)

WHEREAS:

(A)	The Employer and its parent company Sonic Environmental Solutions Inc. (“Sonic”) are engaged in the business of developing and marketing environmental and sonoprocess technology and services; and

(B)	The Executive is experienced and knowledgeable in providing and marketing environmental treatment and management services; and

(C)	The Employer and the Executive have mutually agreed that the Executive shall be employed under the terms of this Agreement;

NOW THEREFORE, in consideration of the mutual promises and covenants as hereinafter set forth, the parties hereto agree as follows:

1.              CONTRACT, TERMS AND DUTIES

1.1           Contract. The Employer hereby agrees to employ the Executive and the Executive hereby accepts and undertakes to be employed by the Employer upon and subject to the terms and conditions of this Agreement.

1.2           Term. The term for the provision of services by the Executive to the Employer will be for a five year period commencing on December 21, 2005 (the “Term”).

1.3           Title. The Executive will be employed as President of the Employer.

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1.4           Reporting. The Executive will report directly to the board of directors of the Employer (the “Board”) and will ensure that all relevant matters to the Employer or Sonic that are known or become known by the Executive are brought to the attention of the Board forthwith.

1.5           General Duties. The Executive will provide such executive management services as may be required by the Employer or Sonic as part of the executive management team of the Employer consistent with services customarily performed by a corporate division president, focussing in particular on directing the marketing and commercialization of ash and soil treatment remediation processes and other applications. The Executive will also assist in directing the corporate operations of the Employer and Sonic. Executive will be based in San Diego, but acknowledges that, in the course of performing his duties as specified above, his position will involve significant travel.

1.6           General Diligence. During the Term of this Agreement, the Executive will devote himself full-time to his employment duties and will:

(a)	diligently provide and perform the services arising under this Agreement; and

(b)

provide the services at the specific times and days as reasonably directed by the Employer, Sonic or the Board, excepting holidays, absence due to sickness and other authorized absences as set out in this Agreement.

1.7           General Representation and Consent. The Executive represents to the Employer that this Agreement does not conflict with any agreement to which the Executive is subject. The Executive is not under any obligation or restriction due to any former contractor, employer or other person with respect to his know-how, business and customer contacts and like matters. The Executive will accurately complete any necessary personal information form required by a stock exchange or other regulatory authority, and consents to the Employer and its agents completing any background or reference checks it deems necessary or desirable.

2.              COMPENSATION

2.1           Payment. the Employer will pay the Executive an annual salary of US$120,000 paid semi-monthly in arrears (the “Base Salary”). In addition, the Executive will be eligible to receive a bonus, to be awarded in the discretion of the Board.

2.2           Annual Vacation. The Executive shall earn 3 weeks (or 15 days) of annual paid vacation for each year of employment to be taken at mutually agreeable times. Vacation may be taken in advance of earned entitlement. The maximum earned unused vacation pay benefits that may be accumulated is 26 days. If the Executive’s earned but unused vacation pay reaches this maximum “cap,” he will not earn or accrue any additional vacation benefits. Once the Executive then uses enough vacation pay to fall below the maximum, he will resume earning vacation benefits from that date forward.

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2.3           Other Benefits. In addition to other compensation set out in this Agreement, the Executive will be able to participate in such extended health, medical, dental, disability insurance or other benefit plans as are established by the Employer, or in lieu of this, an equivalent amount will be paid monthly towards private coverage.

2.4           Car Allowance. The Executive will be granted US$400 per month towards the lease of a suitable vehicle to be used primarily for company business.

2.5           Expenses. The Employer will provide reasonable expense advances upon request and will reimburse reasonable out-of-pocket business expenses incurred by the Executive upon presentation of appropriate vouchers and receipts.

3.              EXCLUSIVITY OF SERVICES

3.1           Exclusivity. The Executive will devote such time, attention, energies and best efforts to the Employer as may be reasonably required and will serve at all times with loyalty, honesty and in the best interests of the Employer, and will not, without the written consent of the Board, during the Term, engage in other business activities (whether or not such business activity is pursued for gain, profit, or other pecuniary advantage) which unreasonably interferes with the provision of services to Sonic or the Employer by the Executive hereunder. Executive shall be allowed to pursue hobbies that may have business applications, including the development of an asphalt mine and a nutritional additive, so long as he complies with the foregoing obligation and does not conduct such activities during regular business hours.

4.              TERMINATION

4.1           Termination by the Employer for Cause. The Board may, at any time, without advance notice to the Executive , or payment of any compensation in lieu of notice, forthwith terminate the services of the Executive for cause. The term “cause” means (i) a wilful or persistent breach of this Agreement by the Executive, failure to obey the reasonable and lawful direction of the Board or habitual neglect of a material term of employment duties, and such failure by the Executive is not cured within thirty days following written notice by the Employer; (ii) the existence of factors such as malfeasance or gross negligence entitling the Employer to terminate; (iii) material breach of Part 12 of the Merger Agreement (the “Merger Agreement”) dated September 26, 2005 among, inter alia, Employer, Sonic and the Executive; (iv) an act of dishonesty, fraud, misrepresentation or other act of moral turpitude that either resulted or was intended to result in personal gain or enrichment to Executive at the expense of Employer or Sonic, or which has or will prevent the effective performance of his duties; (v) the Executive is guilty of, or pleads guilty or “no contest” to a felony; or (vi) the Executive commits conduct, including with respect to non-company matters, which materially adversely affects the Employer’s or Sonic’s business, reputation, character, or standing, to the extent consistent with law.

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4.2           Termination by Executive for Good Reason. Executive’s employment pursuant to this Agreement shall be deemed terminated by the Executive for “Good Reason” if the Executive voluntarily terminates his employment as a result of any of the following:

(a)	without the Executive’s prior written consent, a reduction in the then-current Base Salary;

(b)	without the Executive’s prior written consent, a relocation of the Executive’s place of employment from San Diego County, California;

(c)	resignation as a result of unlawful discrimination, as evidenced by a final court order; or

(d)	the Employer’s material breach of any provision of this Agreement that Employer fails to cure within 30 days following notice of non-compliance.

4.3           Termination by the Employer without cause. The Board may at any time, upon two (2) months advance notice to the Executive, forthwith terminate the services of the Executive other than for cause.

4.4           Effect on Merger Agreement. Termination of the Executive without cause by the Board shall not relieve Sonic of any of its obligations under the Merger Agreement.

4.5           Payments Upon Termination. If, during the Term, the Board terminates the Executive without cause or the Executive resigns for Good Reason, the Executive shall be entitled to the following compensation: (i) the portion of the then-current Base Salary which has accrued through the effective date of termination, (ii) any payments for unused vacation and reimbursement expenses, which are due, accrued or payable at the effective date of Executive’s termination including any notice period, and (iii) if termination occurs within the first thirty-four months of this Agreement, a severance payment in an amount equal to the cumulative amount of the then-current Base Salary that would have been paid to the Executive had he remained employed by the Employer for thirty-six months, and if terminated thereafter, an amount equal to two months’ salary, such amount to also constitute payment in lieu of any notice period to which Executive would otherwise be entitled. All severance payments required to be made by the Employer to the Executive pursuant to this Section shall be paid on a regular payroll date in accordance with Company’s normal payroll procedures and policies. If the Company terminates the Executive’s employment for cause or pursuant to Section 4.1, or if the Executive resigns without Good Reason, then the Executive shall be entitled only to the compensation set forth in clauses (i) and (ii) above.

4.6           Resignation. On termination hereof, the Executive shall resign from any office or directorship of the Employer, Sonic or any affiliate forthwith.

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5.              CONFIDENTIAL INFORMATION AND WORK PRODUCT

5.1           Confidentiality. The Executive will not, during the Term or at any time after the termination of Executive’s services by the Board, use for himself or others, divulge or convey to others, or aid or abet others to divulge or convey to others, any information, knowledge, data or property relating to the business of the Employer or Sonic, or any of their affiliates, including information relating to employees, customers or suppliers, and intellectual property in any way obtained by him during his association with the Employer or Sonic or in any way obtained by other employees of the Employer or Sonic, unless (i) such information, knowledge, data or property is properly in the public domain other than through a breach of this Agreement; (ii) the Executive has received prior authorization by the Board and Sonic or such use divulgence or conveyance is reasonably necessary in the course of Executive’s duties; or (iii) required by law.

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5.2           Work Product. Except as expressly provided herein, all intellectual property and work product conceived or developed by the Executive related to all environmental technologies and sonic energy technology and related products, processes and services (collectively, "Core Business"), such other business areas as Sonic or Employer may become engaged after the date hereof and inventions that Executive develops or conceives of as a consequence of performing work for the Employer (together with the Core Business, the "Business") enures to the Employer and Sonic absolutely unless specifically agreed otherwise in advance. For greater certainty, this agreement shall not apply to any invention that the Executive develops or developed, unless (1) the invention relates to the Core Business or was developed or conceived by the Executive as a consequence of performance of his duties; or (2) the invention relates to part of the Business other than the Core Business and at the time of conception or reduction to practice of that invention the subject matter of the invention formed part of the Business. Executive will also be entitled to exclude from the application of this Section any invention developed prior to the date of this Agreement (although such inventions may be assigned pursuant to the provisions of the Merger Agreement) and any invention that Executive develops during the term of this Agreement with the knowledge of Employer and in which Employer provides its written confirmation that Employer will have no interest in the invention. Executive will notify the Board prior to applying for or obtaining registration of any intellectual property that does not enure to the benefit of the Employer. For the avoidance of doubt, Employer acknowledges that the mere presence of intellectual property or work product at Employer's workplace and limited consequential work on an invention by Executive would not necessarily constitute an invention that has been developed or conceived as a consequence of performing work for the Employer while the Executive acknowledges that development by the Executive of intellectual property or work product that does not enure to the benefit of the Employer or Sonic on the Employer's time and using Employer's equipment, supplies, facilities or trade secret information is prohibited and may constitute a breach of this Agreement. Nevertheless, the parties acknowledge that any such intellectual property or work product will not enure to the benefit of the Employer, unless such intellectual property or work product relate to the Business. The Executive further agrees to execute without delay or request for further consideration any necessary patent assignments, conveyance or other documents and assurances as may be necessary to transfer all rights to intellectual property enuring to the Employer or Sonic to same. In the event of the termination of the Executive for any reason hereunder, the Executive shall promptly turn over to Sonic all of the foregoing intellectual property and work product which is evidenced by any physical documentation (whether written, digital, magnetic, electronic or otherwise) or any other of Sonic's assets or property in his possession or under his control. The Executive acknowledges that this provision shall constitute sufficient and appropriate written notification that this Agreement does not apply to an invention that qualifies fully under the provisions of Labor Code section 2870.

6.              SURVIVAL OF COVENANTS

6.1           Except as otherwise specifically provided herein and notwithstanding the termination of the services of the Executive or termination of this Agreement, the covenants, representations and warranties contained in Section 1.7 hereof will survive such termination and will continue in force and effect for the benefit of Employer for a time period unlimited in duration.

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7.              ENTIRE AGREEMENT

7.1           This Agreement, the Merger Agreement and the agreement and documents contemplated in the Merger Agreement, constitute the entire agreement between the parties pertaining to the subject matter of this Agreement and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written of the parties and there are no warranties, representations or other agreements between the parties in connection with the subject matter of this Agreement except as specifically set forth in this Agreement.

8.              SUCCESSORS AND ASSIGNS

8.1           This Agreement will enure to the benefit of, and be binding upon, the parties hereto and their legal representatives, successors and permitted assigns except that no claims may be asserted by the legal representatives, successors and assignees of the Executive in respect of compensation or other benefits for periods following the death or total incapacity of the Executive other than those provided for in this Agreement.

9.              NOTICES

9.1           Any notice required or permitted to be given under this Agreement will be deemed to have been duly given only if such notice is in writing and is delivered.

10.           GOVERNING LAW

10.1         This Agreement will be governed exclusively by and construed and enforced in accordance with the laws prevailing in the state of California, and the rights and remedies of the parties will be determined in accordance with those laws.

11.           SEVERABILITY

11.1         If any provision of this Agreement is at any time unenforceable or invalid for any reason it will be severable from the remainder of this Agreement and, in its application at that time, this Agreement will be construed as though such provision was not contained herein and the remainder will continue in full force and effect and be construed as if this Agreement had been executed without the invalid or unenforceable provision.

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12.           INDEPENDENT LEGAL ADVICE

12.1         The parties hereto acknowledge that they each received, or waived their right to receive, independent legal advice in relation to the terms and conditions of this Agreement.

IN WITNESS WHEREOF the parties hereto have duly executed and delivered this Agreement as of the day and year first above written.

For the Employer

SONIC ENVIRONMENTAL SOLUTIONS (USA), INC.

Per:	“Ed Farrauto”
Ed Farrauto

For the Executive

Per:	“Alan Cash”
Mr. Alan Cash

Sonic	Executive

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